Exhibit 99.1

High Times Acquires Moxie’s California Production, Cultivation and Distribution Operations

To Become Vertically Integrated

Acquisition Designed to Bring Industry Leading Cannabis Production Capabilities to High Times Portfolio and Strengthen Branded Offerings and Offering Capabilities

LOS ANGELES – November 7, 2022 — Hightimes Holding Corp., the owner of High Times®, one of the most recognized brands in cannabis, announced today the signing of definitive agreements to acquire the California operations of Moxie, the first licensed cannabis company in California and a leading multi-state cannabis operator and product manufacturer. The acquisition will add Moxie’s award-winning cannabis production capabilities to High Times to bolster the organization’s cannabis portfolio in California, including its own branded offering.

The deal, which grants 1,363,654 shares of Hightimes voting common stock to the Moxie organization, includes Moxie’s 11,000 sq. ft. manufacturing facility as well as 46,000 sq. ft. of flowering canopy cultivation, which is capable of producing up to 3,500 lbs of dry flower and more than 25,000 lbs of fresh frozen cannabis for High Times and its associated branded products per year.

As part of the transaction, the deal also includes an exclusive 99-year license to use the Moxie, MX and HighNow brands in California.

“With our current platform of stores, we believe this acquisition will be synergistic in nature for the Moxie brands and provide a good home for their branded products in California,” Paul Henderson, the Chief Executive Officer of High Times. noted. “Additionally, it will provide High Times with a cultivation and production team that has won dozens of previous Cannabis Cups, and other awards across the country. We look forward to bringing High Times classics as well as some new favorites we’ve been working on to the masses with top quality production, both in our own stores, and to other retailers in the near future. This move opens the door to a whole new world of brands from the High Times organization.”

“Moxie has been a leading brand in recreational and medical cannabis since our founding, which made it non-negotiable that any acquisition agreement was done with an organization that shares our commitment to creating the highest-quality cannabis products that are trusted by consumers and regulators,” said Jordan Lams, CEO and founder of Moxie. “We believe these values are essential, especially in our current economic climate, for maintaining a strong and prosperous industry. High Times is one of the most recognizable brands in cannabis and we have the utmost confidence in their ability to continue Moxie’s upward trajectory in California. This combination creates a vertically integrated business model that allows for more control and provides High Times with the freedom to make product-driven decisions that we know will help the industry and provide recreational and medical cannabis users with the highest quality cannabis products.”

Recognized as a leader in the industry with over 100 industry awards, including 62 Cannabis Cups, Moxie cultivates and manufactures cannabis in California, Pennsylvania, Missouri and Utah. While this acquisition brings the California operations of the brand into High Times, MXY Holdings will retain operations in other states, as well as ownership and direction for their brands outside of California.

Over the past 3 years, High Times has expanded its market coverage far past media and events, and into the legal cannabis industry. Today owning and operating 8 retail stores in California, as well as licensing agreements for stores in Michigan and Florida, and High Times branded cannabis products currently available in 6 markets, this latest acquisition will make the most well-known brand in the sector a vertically integrated, legal cannabis operation.

About High Times:

Since its founding 46 years ago, High Times has grown to be one of the world’s most well-known cannabis brands - championing the lifestyle and educating the masses on the benefits of this natural flower. From humble beginnings as a counterculture lifestyle publication, High Times has evolved into growing a network of cannabis dispensaries, the host and creator of events like the Cannabis Cup, the producer of globally distributed merchandise, participant in international licensing deals, and provider of content for a multitude of fans and supporters. In the world of cannabis, High Times is a trusted arbiter of quality.

About MOXIE™

Moxie has developed award-winning brands and a loyal customer base by producing high-quality and consistent cannabis concentrates and related products across multiple markets, including California, Utah, Pennsylvania and Missouri. By using pharmaceutical grade technology and strict safety standards in their cultivation facilities and with a library consisting of hundreds of strains, Moxie provides customers with high-quality recreational and medical cannabis products.

Moxie is recognized by its peers in cannabis, with more than 100 industry awards over the years, including Brand of the Year at the 2018 California Cannabis Association Awards. Jordan Lams was named one of the 100 Most Influential People in Cannabis by High Times two years in a row, one of the Top 100 Cannabis Leaders 2018 by Entrepreneur Magazine and is a member of the Los Angeles Forbes Business Council.

Jon Cappetta | VP, Content

516.996.4200 | @joncappetta